P.E. 2/25/02

02017033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PSi TECHNOLOGIES HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrant's names into English)

Electronics Avenue
FTI Complex, Taguig
Metro Manila 1604
Philippines
Tel: (632) 838-4966
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 25, 2002

PSi TECHNOLOGIES HOLDINGS, INC.

By: [signature]
Arthur J. Young, Jr.
President and Chief Executive Officer

EXHIBIT I

PSi TECHNOLOGIES HOLDINGS, INC.

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Sr. Vice President)
(63 2) 837 7702 (Office)
(63 2) 821 2140 (Home)
bjsebastian@psitechnologies.com.ph

At FRB|Weber Shandwick:
Christina Carrabino (general info)
(415) 986-1591

PSI TECHNOLOGIES APPOINTS FORMER ON SEMI VETERAN AS NEW SENIOR MANUFACTURING EXECUTIVE

Manila, February 19, 2002 -- PSI Technologies,Inc. (NASDAQ: PSIT), the world's leading independent provider of power semiconductor assembly and test services, announced today the appointment of Bryan C. Rigg, former ON Semiconductor Head of IC Assembly & Test Engineering for External Manufacturing, as Vice President and Head of Manufacturing Operations for the company's main facility in Taguig, Metro Manila. He will report to PSi Senior Vice President and Head of Operations, Mario Buencamino.

Chairman and Chief Executive Officer Arthur J. Young, Jr. said that the acquisition of Rigg, "is one of many concrete steps we are taking to beef up our manufacturing operations with senior people who have decades of experience in our business. Bryan brings with him years of direct operating experience in world-class semiconductor manufacturing, and in particular, the actual management of outsourced manufacturing operations".

Rigg's last position in ON Semiconductor was Manager of External Manufacturing – IC Assembly and Test Engineering. He was responsible for the performance of 12 External Manufacturing (Subcontract) Assembly & Test facilities within the Asia-Pacific region, including PSi Technologies' facilities in the Philippines.

Prior to this, Rigg was Manufacturing Engineering & Development Department Manager, and then over-all Manufacturing Operations Manager of Motorola Philippines Carmona, from 1993 to 1998.

He spent most of his 23 years in semiconductor manufacturing in Motorola Inc.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, and Infineon Technologies.

For more information, visit the Company's web site at www.psitechnologies.com.

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

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